1/4 FERROVIAL SE (“FERROVIAL” OR THE “COMPANY”) ANNOUNCES TRANSACTIONS UNDER THE REPURCHASE PROGRAM OF ITS SHARES Amsterdam, 8 April 2025 Ferrovial (Ticker: “FER”) refers to the announcement disclosed to the market on 23 August 2024, regarding the implementation of a repurchase program for its shares, amended on 13 December 2024 as disclosed to the market that day (the “Program”). The Company reports that, during the period between 31 March and 4 April 2025, it has carried out the following transactions under the Program.

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3/4 Detailed information on the individual shares purchase transactions carried out in the above- mentioned period can be found at www.ferrovial.com/en/ir-shareholders/financial- information/inside-information-and-other-relevant-information/ferrovial-se-share-buy-back- program-transactions/.

4/4 Within the framework of the Program, since its beginning up to and including 4 April 2025, the Company has repurchased a total of 11,190,000 shares for a total amount of 437,484,112.39 euro. Note: The Bloomberg closing EUR-USD exchange rate has been applied to determine the EUR countervalue of USD transactions. About Ferrovial Ferrovial is one of the world’s leading infrastructure companies. The Company operates in more than 15 countries and has a workforce of over 25,000 worldwide. Ferrovial is triple listed on Euronext Amsterdam, the Spanish Stock Exchanges and Nasdaq and is a member of Spain’s blue-chip IBEX 35 index. It is also included in globally recognized sustainability indices such as the Dow Jones Best in Class Index (former Dow Jones Sustainability Index), and all its operations are conducted in compliance with the principles of the UN Global Compact, which the Company adopted in 2002.